[Letterhead of LeClairRyan, A Professional Corporation]

September 21, 2009

By EDGAR

Eric Envall, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Bankshares Corporation
Definitive Proxy Statement Filed September 21, 2009
File No. 000-20293

Dear Mr. Envall:

On behalf of our client, Union Bankshares Corporation (the “Company”), and in connection with the above-referenced Definitive Proxy Statement, we are filing as Appendices A and B to this letter the consents of the independent accountants of the Company and First Market Bank, FSB, respectively.

With regards,

/s/ Scott H. Richter
Scott H. Richter

Enclosures

cc:	Mr. D. Anthony Peay

Janis Orfe, Esq.

Joseph C. Carter, III, Esq.

George P. Whitley, Esq.

Appendix A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Proxy Statement of Union Bankshares Corporation of our reports dated February 26, 2009, relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in the Annual Report on Form 10-K of Union Bankshares Corporation for the year ended December 31, 2008.

We also consent to the reference to our firm under the caption “Experts” in the Proxy Statement.

Winchester, Virginia

September 18, 2009

Appendix B

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement (No 333-154730 on Form S-3 of Union Bankshares Corporation) of our report dated March 25, 2009, relating to our audit of the consolidated financial statements of First Market Bank F.S.B. and its subsidiaries as of and for the years ended December 31, 2008 and 2007 and our report on internal control over financial reporting as of December 31, 2008 and our report dated March 18, 2008, relating to our audit of the consolidated financial statements of First Market Bank F.S.B. and its subsidiaries as of and for the years ended December 31, 2007 and 2006, included in this proxy.

September 17, 2009

Richmond, Virginia